Trailblazer Holdings, Inc.
510 Madison Avenue, Suite 1401

New York, New York 10022

March 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mitchell Austin

RE:	Trailblazer Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-293035) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to be declared effective on March 26, 2026 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

Trailblazer Holdings, Inc.

By:	/s/Yosef Eichorn
	Name:	Yosef Eichorn
	Title:	Chief Executive Officer